Hudson Global, Inc.

53 Forest Avenue, Suite 102
Old Greenwich, CT 06870

July 22, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Re:	Hudson Global, Inc.
Registration Statement on Form S-3
Filed June 30, 2022
File No. 333-265936

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Hudson Global, Inc., a Delaware corporation, hereby requests acceleration of the effective date of the Registration Statement referred to above, so that it may become effective at 4:00 PM Eastern Time on July 26, 2022, or as soon as practicable thereafter.

Please contact Adam Finerman of Baker & Hostetler LLP via telephone at (212) 589-4233 or via e-mail at afinerman@bakerlaw.com with any questions and please notify him when this request for acceleration has been granted.

Thank you for your assistance in this matter.

Very truly yours,

Hudson Global, Inc.

By:	/s/ Matthew K. Diamond
Matthew K. Diamond, Chief Financial Officer

cc:	Adam W. Finerman, Baker & Hostetler LLP

Allison D. Jones, Baker & Hostetler LLP